1-14522

02036435

P.E 5.1.02

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: May 15, 2002

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

NEW YORK #265723

CRGH

Moscow (May 15, 2002) - Open Joint Stock Company "Vimpel-Communications" (the "***Company***"), a leading provider of telecommunications services in Russia, announces that its shareholders have approved all of the items contained on the agenda for the 2002 Annual General Meeting of Shareholders based on 2001 results (the "***AGM***"). The AGM was held this morning in Moscow, Russia. The Company will file a copy of the results of the AGM under separate cover of Form 6-K.